AB 12/4



12062846

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allied Beacon Partners, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Boulders Parkway, Ste. 600
(No. and Street)

Richmond	VA	23225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger F. Leibowitz 804-521-7608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd., Ste. 200	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
02 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/4

OATH OR AFFIRMATION

I, Roger F. Leibowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allied Beacon Partners, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

#271472

Notary Public

Comm Exp. June 30, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIED BEACON PARTNERS, INC.

Statement of Financial Condition and Independent Accountants' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

December 31, 2011

SEC ID 8 – 51357

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.


Keiter
Your Opportunity Advisors

Certified Public
Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060

210 Ridge-McIntire Road, Suite 500
Charlottesville, VA 22903

www.keitercpa.com

ALLIED BEACON PARTNERS, INC.

Table of Contents

»Keiter
Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors
Allied Beacon Partners, Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Allied Beacon Partners, Inc. (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Allied Beacon Partners, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States.



February 24, 2012
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

210 Ridge-McIntire Road, Suite 500
Charlottesville, VA 22903
T:434.220.2800 F:434.220.2802

www.keitercpa.com

ALLIED BEACON PARTNERS, INC.

Statement of Financial Condition
December 31, 2011

Assets

Cash	$	382,984
Accounts receivable from customers		342,024
Accounts receivable from clearing brokers		100,977
Accounts receivable other, net		39,110
Deposits with clearing brokers		105,000
Property and equipment, net		37,703
Intangibles, net		1,179,968
Other assets		62,513
Total assets	$	2,250,279

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	754,579
Deferred tax liability, net		224,614
Total liabilities		979,193
Stockholder's equity		1,271,086
Total liabilities and stockholder's equity	$	2,250,279

See accompanying notes to financial statement.

ALLIED BEACON PARTNERS, INC.

Notes to Financial Statement

1. Summary of Significant Accounting Policies:

Nature of Business: Allied Beacon Partners, Inc. (the "Company"), is a corporation organized in the state of Florida operating as a broker/dealer. The Company operated as Waterford Investor Services, Inc. until early 2011. The Company is an introducing broker and has a clearing arrangement with a clearing broker on a fully disclosed basis as well as providing financial consulting and advisory services. As a broker/dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Effective November 24, 2011, the Company became a wholly owned subsidiary of Beacon Acquisition Partners, Inc. ("BAP").

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and other financial instruments. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000.

Cash: The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

Accounts Receivable: Accounts receivable consists of receivables from the result of revenue earned in the normal course of business, receivables from clearing brokers and receivables from others. The Company accounts for doubtful accounts under the allowance method, which is based on expected write-offs and historical write-off patterns. As of December 31, 2011, the allowance for other receivables was $5,000.

Intangible Assets: The Company evaluates the impairment of intangibles in accordance with Financial Accounting Standards Board ("FASB"). Under this guidance, impairment losses are to be recognized in the period of determination. The Company completed its evaluation as of December 31, 2011 and did not record an impairment change. Intangible assets are stated at cost, net of accumulated amortization. The intangible assets are amortized over their estimated useful lives as described in Note 5.

Property and Equipment: Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful life of three to seven years.

ALLIED BEACON PARTNERS, INC.

Notes to Financial Statement, Continued

1. Summary of Significant Accounting Policies, Continued:

Income taxes: The Company accounts for deferred income taxes by the liability method. Deferred income tax liabilities are computed based on the temporary differences between the financial statement carrying amounts and income tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

The Company follows the Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company's income tax returns for years since 2008 remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Subsequent Events: Management has evaluated subsequent events through February 24, 2012, the date the financial statements were available to be issued and has determined there are no subsequent events to be reported in the accompanying financial statements.

2. Business Combination:

On November 24, 2011, all of the outstanding shares of common stock of the Company were purchased by BAP for total consideration of $1,342,635. The acquisition was accounted for using the purchase method of accounting as defined by Accounting Standards Codification Topic 805 (ASC 805), *Business Combinations.* Upon closing, the Company became a wholly-owned subsidiary of BAP.

2. Business Combination, Continued:

The purchase price was allocated based upon the fair value of the assets acquired and liabilities assumed as follows:

Cash	$	662,934
Accounts receivable		89,261
Commission receivable		113,877
Prepaid expenses		51,134
Other assets		121,193
Property and equipment, net		12,732
Deferred tax assets		151,116
Independent sales representatives and client relationships acquired through business combination		1,199,341
Deferred tax liability on intangible asset acquired through business combination		(348,702)
Accounts payable and accrued expenses		(217,474)
Commissions payable		(492,777)
	$	1,342,635

The transaction was funded with 2,298,800 shares in BAP with a fair value per share of $0.25, for a total consideration of $574,700. 1,150,000 shares were issued at closing on November 24, 2011 while the remaining 1,148,000 shares will be issued on January 1, 2013. In addition, employees and independent contractors of the Company received commitments for 604,000 shares in BAP with a value of $151,000.

BAP also issued two seller notes to the previous owners of the Company. Each note contains certain holdback provisions related to claims for actions or events which took place prior to closing. The first note matures in 5 years with a principle amount of $255,000, bears no interest the first year and a rate of 7% over the next four years. The second note matures in 7 years with a principle amount of $354,735, bears no interest the first two years and a rate of 7% over the final 5 years. The notes are not guaranteed by the Company and there is no intention that the Company will assume these notes. They have therefore not been pushed down to the Company's financial statements by BAP.

Finally, BAP issued stock options to certain employees. 80,000 of these options vested immediately and were accounted for as consideration in the transaction. The options have a value of $.09 per share for consideration of $7,200.

ALLIED BEACON PARTNERS, INC.

Notes to Financial Statement, Continued

3. Income Taxes:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2011 are as follows:

Deferred tax asset		
Net operating loss carry forwards	$	128,327
Deferred tax liability		
Intangible assets		(345,462)
Other		(7,479)
		(352,941)
Net deferred tax liability	$	(224,614)

Net operating loss carryforwards totaled $419,284 at December 31, 2011 and begin expiring in 2026.

4. Property and Equipment:

Property and equipment at December 31, 2011 consisted of the following:

Furniture and fixtures	$	40,488
Software		24,205
Leasehold improvements		21,617
Equipment		16,563
		102,873
Less: accumulated depreciation		(65,170)
Net property and equipment	$	37,703

5. Intangible Assets:

Intangible assets consist of the value of independent sales representatives and client relationships acquired by BAP (see Note 2). As of November 24, 2011, the intangible was valued at $1,199,341 with an estimated five year life. The Company recorded $19,372 in amortization expense for 2011, leaving a net value of $1,179,968 at December 31, 2011.

6. Stock Based Compensation:

On December 12, 2011, 160,000 options with an exercise price of $0.50 per share in BAP were granted to a total of 13 key employees and independent contractors of the Company. 80,000 of these options vested immediately and were accounted for as consideration in the transaction with BAP (see Note 2). The other 80,000 vest on December 12, 2012. At the date of grant, the fair value of these options was determined to be $0.09 a unit. The fair value of each option was estimated on the grant date using the Black-Scholes option pricing model. The key assumptions used in the valuation include a term of two years, a volatility percentage of 98%, a fair value for the underlying stock of $0.25 per share and a risk free rate of 0.24%.

7. Financial Instruments with Off-Balance Sheet Risk:

As a securities broker the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

8. Net Capital Requirements:

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2011, the Company had net capital of $125,200, which was $74,895 in excess of required minimum net capital of $50,305. The Company's net capital ratio was 6.03 to 1.

9. Contingencies:

From time to time, the Company is involved in litigation that it considers to be incidental to its business. Until November 24, 2011, the Company was 90% owned by AIC, Inc. ("AIC"). AIC is controlled by Mr. Nicholas D. Skaltsounis, and both Mr. Skaltsounis and AIC, among others, have been named in a complaint by the United States Securities Exchange Commission ("SEC") dated April 15, 2011. This complaint by the SEC alleges, among other things, that AIC, Mr. Skaltsounis and certain other persons violated a number of United States securities laws and operated a "ponzi scheme" whereby AIC raised funds from various investors by way of fraudulent misrepresentations and used such funds to repay its prior investors. AIC, Mr. Skaltsounis and the other defendants deny the allegations of the SEC and have been vigorously defending the complaint.

The SEC seeks disgorgement of all ill-gotten gains or proceeds of the fraud allegedly received by ABPI from AIC in the amount of $486,000. If the SEC were to prevail in the complaint, it appears that the only damages that would be imposed against ABPI would be the requirement to pay up to $486,000, plus interest to the SEC.

The Company does not believe it is more likely than not that the SEC will prevail in this matter and therefore no accrual has been recorded as of December 31, 2011.

»Keiter
Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Officers and Directors
Allied Beacon Partners, Inc.
Richmond, Virginia

In planning and performing our audit of the financial statement of Allied Beacon Partners, Inc. ("the Company"), as of December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

› Certified Public
Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

210 Ridge-McIntire Road, Suite 500
Charlottesville, VA 22903
T:434.220.2800 F:434.220.2802

www.keitercpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 24, 2012
Glen Allen, Virginia